CITY WINDMILLS INC.
Statements of Comprehensive Income
(Unaudited)

	Year Ended December 31, 2017	Year Ended December 31, 2016
Revenue	$ -	$ -
Cost of sales		-
Gross profit	-	-
Expenses:		
Bank fees	360	315
Legal and professional	429	429
Service contract	78,470	79,958
Travel	567	40
Utilities	648	511
Total expenses	80,474	81,253
Net income (loss)	$ (80,474)	$ (81,253)